Management Discussion and Analysis

For the nine months ended

September 30, 2017

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2017 (the “Financial Statements”) and the Company’s annual information form (the “2016 AIF”), annual management discussion and analysis (the “2016 Annual MD&A”) and annual audited consolidated financial statements (the “2016 Annual Financial Statements”) for the year ended December 31, 2016. The 2016 AIF, 2016 Annual MD&A and 2016 Annual Financial Statements are collectively referred to as the “2016 Annual Filings”.

All information contained in this MD&A is current as of November 14, 2017 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is November 14, 2017.

Forward-Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward-looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

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Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward-looking information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the 2016 AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion and Lewis Gold projects including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs (including metallurgical testing) on the Railroad-Pinion Project and future exploration programs on the Lewis Gold Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada and the United States including, but not limited to, the Financial Statements and 2016 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

The forward-looking statements and forward-looking information contained herein are based on information available as of November 14, 2017.

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Cautionary Notes Regarding Resource Estimates

This MD&A includes references to the existence of Indicated and/or Inferred mineral resources at the Company’s Pinion and Dark Star Deposits. The Company cautions that indicated and inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Although it is reasonably expected that the majority of the Inferred resources could be upgraded to Indicated resources with continued exploration, readers are cautioned not to assume that all or any part of the Inferred resources exist, or that they can be mined legally or economically. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U.S. Securities Act of 1933. In particular, under U.S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 km) south southeast of Carlin, Nevada, in the Railroad Mining District (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,569 gross acres (21,679 hectares) and 50,598 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns or has an option on the ownership of approximately 29,941 gross acres (12,117 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels where it holds less than a 100% interest.

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Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR” or “GSR”) agreements or Net Profit Interest (“NPI”) agreements. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Royalties and Agreements” in the 2016 AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

During 2016 and the first quarter of 2017, the Company added approximately 20,941.81 gross acres (19,777.21 net acres) to its holdings at the south end of the Carlin Trend and consolidating, for the first time, these important holdings under the control of a single holder. These additions included cost-effective lease agreements with private mineral interest owners and newly staked claims providing the Company with access to prime Dark Star-like gold exploration targets within favorable Pennsylvanian-Permian carbonate rocks as well as Devils Gate dissolution collapse breccia targets similar to Pinion and North Bullion as identified by the Company from its re-interpretation of work by previous operators including limited drilling. They also provide the Company with access to southern strike extensions of the 6.7km long Dark Star Corridor wherein the gold mineralization at the North Dark Star discovery, the Dark Star maiden resource and the Dixie prospect occur within a horst (uplifted block) of permissive Pennsylvanian-Permian host rocks in the footwall of a large-displacement normal fault on the east side of the horst, a well-documented control for gold mineralization on the Carlin Trend.

To evaluate these new exploration opportunities, Gold Standard is implementing the systematic, geologically-focused exploration methodology that has successfully resulted in the discovery and expansion of the Dark Star, Pinion and North Bullion gold deposits including geologic mapping, gravity, CSAMT, soil geochemistry and systematic drill hole re-logging. See “Exploration Activities – Railroad-Pinion Project” below.

The estimated holding cost for the patented mineral claims and private lands forming part of the Railroad-Pinion Project controlled by Gold Standard is US$951,427 per annum. The estimated maintenance cost for the current package of unpatented lode claims comprised within the Railroad-Pinion Project is an additional US$273,487 per annum.

As of the date of this MD&A, the Railroad-Pinion Project is the Company’s principal material property for the purposes of NI 43-101.

During the second quarter of 2017, the Company acquired, pursuant to a statutory plan of arrangement, 100% of the issued and outstanding shares of Battle Mountain Gold Inc. (“Battle Mountain”), a then reporting issuer whose common shares were listed for trading on the TSX Venture Exchange, in consideration for a combination of cash and shares of the Company. See “Corporate Activities” below. Battle Mountain owns the F.W. Lewis property (the “Lewis Gold Project”) located in the Battle Mountain Mining District, Lander County, Nevada, USA. The project comprises 378 unpatented, 7 patented lode mining claims and two fee parcels totalling approximately 5,340 acres. Annual holding costs to maintain the Lewis Gold Project in good standing are approximately US$149,000 per annum.

The Lewis Gold Project is strategically located within the Battle Mountain Trend of Nevada, which hosts a range of mineral deposit types including high-grade vein-hosted gold deposits, large gold-copper porphyry systems with associated peripheral gold-silver skarns, and sedimentary-rock-hosted disseminated gold deposits. Mining commenced in the vicinity of the Lewis Gold Project in the 1860s with the exploitation of gold-silver lodes by surface and underground methods.

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The Lewis Gold Project is located directly contiguous with the Fortitude - Phoenix mine placed into production by Newmont Mining Corporation in late 2006. The northern portion of the open-pit abuts the Lewis Gold Project.  The Fortitude - Phoenix is one of the largest milling operations in the United States. Metals production in calendar 2016 from the Phoenix operations includes 209,000 ounces of gold, 42 million pounds of copper and by-product silver, and at December 31, 2016 reported proven and probable reserves of 4.3 million ounces of gold, 1,260 million pounds of copper and 60.9 million ounces of silver (see 2016 Newmont Annual Report).

Management believes the acquisition of Battle Mountain benefits Gold Standard’s shareholders in the following ways:

•	Enhances Gold Standard’s leading position in Nevada, one of the world’s most prolific gold producing regions.
•	Gold Standard now has district scale property positions on both the Carlin Trend and Battle Mountain Trend, the most productive gold trends in Nevada.
•	Significant synergies to be realized with Gold Standard’s Elko staff’s expertise in exploring for Carlin-style gold deposits.
•	The Lewis Gold Project adds additional growth potential to Gold Standard’s portfolio of Nevada assets.
•	Aligns with Gold Standard’s strategy of exploring and developing district scale projects in Nevada.
•	Generates further strategic flexibility for Gold Standard going forward.

There are no known resources or reserves on the Lewis Gold Project and the Company’s future exploration programs will be exploratory searches for ore. In addition, the close proximity of the Lewis Gold Project to Newmont’s Fortitude – Phoenix mine is not necessarily indicative of the gold and other mineralization present on the Lewis Gold Project. See “”Exploration Activities – Lewis Gold Project” below.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which Gold Standard controls a mineral interest.  The gross mineral acres are the maximum amount of mineral acres Gold Standard could possibly control in a particular piece of property.  For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which Gold Standard controls a mineral interest; and (b) the percentage of Gold Standard’s mineral interest therein which it controls by way of lease or actual ownership.  For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then Gold Standard controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, Gold Standard does not include the surface in split estate fee land parcels.

Exploration Activities

Railroad-Pinion Project

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. A total of 299 reverse circulation (“RC”) and diamond core drill holes totaling 122,074.3 metres (400,506.3 feet) have been completed by the Company at the Railroad-Pinion Project since 2010 to the end of 2016. In addition, the Company has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the project area. Prior to 2015, exploration activities by Gold Standard focused on the northern Railroad portion of the project (the “Railroad Project”) while work completed in 2015 largely focused on the southern Pinion portion of the project (the “Pinion Project”) following the acquisition of the Pinion Deposit in 2014. During 2016, the Company’s efforts were focused primarily on the North Dark Star and Main Dark Star deposits, as well as additional drilling on the Pinion Project and the North Bullion deposit.

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To date, 16 prospect areas (zones of favourable geology or zones of mineralization) have been identified by the Company for additional exploration at the Railroad Project. The targets are focused on gold, but some of them also include silver, copper, lead and zinc. Nine of these target areas have been drill tested by Gold Standard. In addition, eight prospects have been identified within the Pinion Project including the Pinion and Dark Star Deposits and the Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering, among others, the Dixie Creek prospect. See “Overall Performance” above.

To date, five NI 43-101 mineral resource estimates have been completed at the Pinion (Dufresne et al, 2014; Dufresne and Nicholls, 2016), Dark Star (Dufresne et al, 2015; Dufresne and Nicholls, 2017) and North Bullion and Railroad (Dufresne and Nicholls, 2017) Deposits.

2017 Exploration Program

For 2017, the Company continues to aggressively explore the Railroad-Pinion Project with an exploration budget of US$15.5 million and up to 48,800 metres (160,100 feet) of RC and core drilling in 117 holes. Objectives for the 2017 exploration program include:

1.	Testing for extensions of the higher grade North Dark Star oxide gold discovery to the north and west.

2.	Increasing resources at Dark Star and Pinion.

3.	Testing new high-value targets within the prospective Dark Star Corridor.

4.	Expanding the high-grade North Bullion deposit.

5.	Developing and drill testing new targets on the 20,941 gross acres (85 square kilometers) recently acquired to the south of Dark Star and Pinion. See “Overall Performance” above.

Other planned activities include further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment.

The 2017 program also includes early stage district exploration including geologic mapping, historical data compilation, soil and rock geochemical sampling and geophysics to continue to define new targets throughout the 208-square km Railroad-Pinion Project. During the second quarter, contractors completed data collection on a 1,024-station gravity survey and initiated a +8,000-station soil grid on the newly consolidated lands south of Dark Star and Pinion.

The 2017 exploration program is being funded out of the net proceeds of the 2016 private placements. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2016 Private Placements” below.

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North Dark Star and Main Dark Star Deposits

During the first quarter of 2017, the Company released assay results from 15 holes drilled at the North Dark Star gold deposit and the Main Dark Star deposit as part of the Company’s 2016 drill program (see news release dated January 23, 2017). This drilling achieved two major objectives: First, DS16-33, located on the southern edge of North Dark Star, returned 33.1m of 0.62 grams gold per tonne (“g Au/t”), within a larger lower grade interval, confirming the finding from DS16-31 that the North Dark Star and Main Dark Star oxide gold deposits connect to form one large occurrence. Second, DS16-26 and DS16-38, drilled to the west of the Main Dark Star resource, discovered a western extension of the high grade Dark Star mineralization with exciting implications for further growth of the system. DS16-38 returned 24.4m of 2.03g Au/t, including a higher grade interval of 10.7m of 3.62 g Au/t.

On April 10, 2017, the Company announced favorable metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the Dark Star Deposit. Cyanide soluble recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone indicating that this material is likely to support heap leach processing.

On April 18, 2017, the Company announced favorable results from a check assay program for the North and Main Dark Star deposits. A comprehensive assay check (umpire) program was completed by ALS Chemex (“ALS”) on original drill hole sample pulps from the Company’s 2015 and 2016 drilling at the Main and North Dark Star deposits which had reported values at or above the 0.14 g Au/t cut-off grade established in the NI 43-101 resource estimate announced on March 3, 2015. In total, ALS assayed 1,838 drill sample pulps from 37 drill holes distributed throughout the North and Main Dark Star deposits using the Au-AA23 method. ALS assays confirmed, verified and, in certain instances, increased the gold grade from the original Bureau Veritas (BV) gold fire assays.

During the second quarter of 2017, the Company announced an updated NI 43-101 resource estimate for its Dark Star gold deposit. The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated June 9, 2017.

APEX estimates an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold, and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.20 g Au/t, as summarized below:

Classification *	Tonnage- Au (million metric tonnes)	Au Grade Capped (grams per tonne)	Contained Au** (troy ounces)
Indicated	15.38	0.54	265,100
Inferred	17.05	1.31	715,800

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** Contained ounces may not add due to rounding.

Additional information on the updated resource estimate for the Dark Star Deposit is included in the Company’s news release dated June 29, 2017. A technical report prepared in accordance with NI 43-101 for the updated resource dated August 11, 2017 (effective date June 29, 2017) entitled “Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA” was filed on SEDAR on August 11, 2017.

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On October 25, 2017, the Company announced assay results from 24 drill holes at the North Dark and Main Dark Star gold deposits. Key highlights from such drilling include:

•	In the east-central portion of Dark Star, DS17-14 intersected multiple zones of oxidized gold mineralization including 25.9m of 0.88 g Au/t. This intercept expands the Dark Star gold zone 140 meters to the east beyond the current resource block model.

•	To the west of Dark Star, DS17-06 intersected 25.9m of 1.51 g Au/t approximately 70 meters west of the existing Dark Star block model. DS17-06 and DS17-14 confirm the openness and expansion potential of Dark Star.

•	Also at Dark Star, core holes DS17-05, DS17-07 and DS17-09 returned 22.7m of 0.54 g Au/t, 41.2m of 0.56 g Au/t and 47.6m of 0.67 g Au/t respectively. These holes were designed to enhance and upgrade the geological understanding of wide-spaced, historic RC drill holes; to provide material for metallurgical samples within the current block model; and confirm tenor and grade of the block model at these locations.

•	At the Dixie target, Gold Standard completed its first six holes into this target within the north-striking Dark Star Corridor. Core hole DX17-01 intersected multiple zones of gold mineralization including 25.9m of 0.76 g Au/t in altered Penn-Perm calcarenite and debris flow conglomerate similar to the Dark Star deposit approximately 3.5km to the north. The core hole was instrumental in verifying the Penn-Perm carbonate rocks as the host section at Dixie. Also at Dixie, RC holes DX17-03 and DX17-06 intersected 45.7m of 0.75 g Au/t and 44.2m of 0.48 g Au/t, respectively. These intercepts are reminiscent of early drilling by Gold Standard at Dark Star.

•	At the new Jasperoid Wash target, which is located approximately 6 km south of the Pinion deposit, core hole JW17-01 intersected 103.7m of 0.56 g Au/t including a higher-grade zone of 30.5m of 0.93 g Au/t in pervasively oxidized and altered debris flow conglomerate in the favorable Pennsylvanian-Permian host section. The gold intercept is shallow, starting approximately 20m below the current topographic surface. This core hole twinned JW-9007, a 1990 Westmont reverse-circulation drill hole that intersected 117.4m of 0.51 g Au/t as described in a 1990 Westmont report. JW17-01 confirmed and upgraded the results in JW-9007, and secondly, confirmed that Pennsylvanian-Permian debris flow conglomerate – the same host as the Dark Star deposit – also hosts the gold mineralization at Jasperoid Wash.

Following up on favorable cyanide soluble gold results from its first comprehensive metallurgical test work on the Dark Star oxide gold deposit in 2016, the Company has completed bottle roll testing on 62 drill core samples and column leach testing on 40 drill core composites, representative of the gold deposit, in 2017.

Gold recoveries for oxide and transitional material in the coarse –10 mesh bottle rolls ranged from 60-98%, with an average recovery of 88%. In the finer -200 mesh bottle rolls gold recovery ranged from 75-98%, with an average gold recovery of 91%.

For the column leach testing, all 40 samples were crushed to reduce 80% of the material (known as P80) to a size of 12.5 mm or less. Splits from five of the composites were also tested at a column feed size of P80 of 25 mm. Gold extraction for oxide material ranged from 66-95%, with an average gold extraction of 86.5% while transitional material gold extraction ranged from 58-90% with an average gold extraction of 70%.

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Key highlights from the bottle roll and column leach testing include:

•	Bottle roll and column testing results confirm the consistently oxidized nature of gold mineralization within the Main Dark Star and North Dark Star gold zones. Both oxide and transitional material at Dark Star are amenable to cyanide leaching, as confirmed by column testing summarized below.

Mineralized Area/Rock Type	Material Type	Number of Columns 12.5 mm	Average Gold Head Grade -12.5 mm (g/t)	-12.5 mm Gold Extraction Range	-12.5 mm Average Gold Extraction	Number of Columns 25 mm	Average Gold Head Grade - 25 mm (g/t)	-25 mm Gold Extraction Range	-25 mm Average Gold Extraction
Main Dark Star	Oxide	8	0.761	65.7-94.9	85.2	1	0.966	85.3	85.3
Main Dark Star	Transitional	5	0.475	60.9-89.5	71.3	1	0.568	61.1	61.1
North Dark Star	Oxide	22	2.008	67.9-94.8	86.9	2	3.412	81.4-86.4	84.7
North Dark Star	Transitional	5	0.773	57.8-85.8	70.4	1	0.279	56.3	56.3

All Dark Star	Oxide and Transitional	40	1.413	60.9-94.9	85.0	5	1.731	56.3-86.4	83.2

Note: All gold extraction are weighted averages, taking into account Au extraction and head grade.

•	Results of columns and bottle roll results will be utilized to predict gold recovery from a run of mine and/or crushed rock heap leach flowsheet and be incorporated into a preliminary economic assessment.

•	Reagent use in the column tests for lime and cyanide consumption on oxide/transitional material is shown in the table below. Lime consumption is low, while cyanide consumption is within a normal range for these material types for the test procedures used. Cyanide consumption in commercial scale heap leaching is typically 25-33% of laboratory column consumption.

Mineralized Area/Rock Type	Material Type	Number of Total Columns	Average Sulfide (%)	Average Organic Carbon (%)	-12.5 mm NaCN (kg/mt)	-12.5 mm Ca(OH)2 (kg/mt)	-25 mm NaCN (kg/mt)	-25 mm Average Ca(OH)2 (kg/mt)
Main Dark Star	Oxide	9	0.07	0.01	0.97	1.10	1.00	1.01
Main Dark Star	Transitional	6	0.08	0.01	1.09	1.15	0.84	1.00
North Dark Star	Oxide	24	0.04	0.06	1.08	1.05	0.92	1.01
North Dark Star	Transitional	6	0.10	0.17	1.27	1.01	0.95	1.00

All Dark Star	Oxide and Transitional	45	0.06	0.06	1.08	1.07	0.93	1.00

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On November 7, 2017, the Company announced results from 11 exploration and infill holes at the Dark Star oxide gold deposit.

Key Highlights

•	In the northern portion of Dark Star, infill core hole DS17-20 intersected 136.0m of 2.67 g Au/t, including 3 higher-grade zones of 15.7m of 3.02 g Au/t, 22.1m of 6.89 g Au/t and 14.3m of 3.80 g Au/t respectively. The DS17-20 intercept is approximately 30m north of DS16-03B (101.2m of 1.54 g Au/t as announced on April 18, 2017) and approximately 90m south of DS16-08 (126.2m of 4.07 g Au/t as announced on April 18, 2017). Gold mineralization in DS17-20 appears to outperform the resource block model in this portion of the oxide deposit, and confirm the lateral continuity of a +2.0g Au/t gold zone located in the immediate hanging wall of the Ridgeline fault (please go to the following link - https://goldstandardv.com/lp/dark-star-nov2017-map).

•	In the southern portion of Dark Star, infill core hole DS17-22 intersected 55.8m of 0.94 g Au/t including 16.8 of 1.28 g Au/t. This hole confirms the tenor and grade of the block model in this location and enhances and upgrades the geological understanding of wide-spaced RC drill holes.

•	Two RC exploration holes have extended the Dark Star deposit to the east. DS17-26 intersected 47.3m of 0.52 g Au/t, and DS17-27 intersected two mineralized zones including 51.8m of 0.76 g Au/t and 53.4m of 0.74 g Au/t. DS17-27 ended in 2.19 g/t gold at a depth of 183m, extending the oxide gold mineralization 45m deeper than the current Dark Star resource model. This intercept may reflect the occurrence of previously unknown deeper horizons of better grade oxide material which could have important implications for the deposit as a whole.

•	Two other RC exploration holes have extended the Dark Star deposit to the west. DS17-21 intersected 13.7m of 1.24 g Au/t and DS17-23 intersected 12.2m of 1.41 g Au/t west of the existing Dark Star block model and towards the Pinion deposit. Additional exploration drilling is planned to test targets to the west of Dark Star.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-17	RC	090	-45	471.0	15.2 – 18.3	3.1	0.21
					21.3 – 24.4	3.1	0.29
					32.0 – 33.5	1.5	0.43
DS17-18	RC	090	-45	318.6	6.1 – 29.0	22.9	0.57
DS17-19	RC		-90	446.6	236.3 – 242.4	6.1	0.51
					350.6 – 358.2	7.6	0.50
					393.2 – 396.3	3.1	0.56
DS17-20	Core		-90	197.9	37.8 – 173.8	136.0	2.67
Including Including Including					42.8 – 58.5	15.7	3.02
					103.8 – 125.9	22.1	6.89
					157.9 – 172.2	14.3	3.80
DS17-21	RC		-90	591.5	271.3 – 274.4	3.1	2.69
					300.3 – 303.4	3.1	0.21
					387.2 – 388.7	1.5	0.23
					393.3 – 397.9	4.6	0.22
					431.4 – 440.5	9.1	0.20
					455.8 – 457.3	1.5	0.24
					468.0 – 481.7	13.7	1.24

Gold Standard Ventures Corp. – Management Discussion and Analysis	-11-

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-22	Core		-90	91.5	0 – 55.8	55.8	0.94
Including Including					20.0 – 26.2	6.2	2.63
					33.5 – 50.3	16.8	1.28
					56.4 – 57.9	1.5	0.27
					89.9 – 91.4	1.5	0.25
DS17-23	RC	180	-65	118.9	106.7 – 118.9	12.2	1.41
DS17-24	RC	360	-63	167.7	54.9 – 64.0	9.1	0.30
DS17-25	RC	090	-65	167.7	120.4 – 128.0	7.6	0.41
DS17-26	RC	090	-80	122.0	3.1 – 9.2	6.1	0.35
Including					16.7 – 64.0	47.3	0.52
					42.7 – 48.8	6.1	1.00
DS17-27	RC	090	-80	182.9	65.5 – 117.3	51.8	0.76
Including Including					85.3 – 89.9	4.6	2.38
					122.0 – 123.5	1.5	0.32
					129.5 – 182.9	53.4	0.74
					160.1 – 166.2	6.1	1.75

** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

North Bullion Deposit

During the first quarter of 2017, the Company announced that 2016 drilling had extended the North Bullion gold system 180 meters to the north of previous drill holes. Four core holes were completed in 2016 at North Bullion including RR16-01 located 120m west-northwest of previous drilling which intersected 65.6m of 3.17 g Au/t, including a higher-grade interval of 8.5m of 11.16 g Au/t, and RR16-05 located 180m north of previous drilling which returned 19.8m of 4.40 g Au/t, including a higher-grade interval of 5.3m of 7.02 g Au/t.

A total of 10 drill holes (approximately 6,700 m) are planned for North Bullion in 2017 to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone.

On September 21, 2017, the Company announced a maiden mineral resource estimate for its North Bullion gold deposit prepared by APEX. The estimate also includes resources at Sweet Hollow and POD in the nearby historic Railroad District. The majority of the mineralization at the Sweet Hollow and POD deposits is oxidized and located about 7 km (4.2 miles) north of the Pinion and Dark Star gold deposits. The North Bullion deposit hosts sulphide mineralization typical of the large deposits found in the north portion of the Carlin Trend.

Highlights include:

•	At Sweet Hollow and POD, APEX estimates a new near surface oxide Indicated Mineral Resource of 90,100 troy ounces of gold contained in 2.92 million tonnes at an average grade of 0.96 g/t Au (at a cut-off of 0.14 g Au/t). No mineral resources have previously been reported for these deposits.

•	Also at Sweet Hollow and POD, APEX estimates a near surface oxide Inferred Mineral Resource of 46,600 troy ounces of gold contained in 3.36 million tonnes at an average grade of 0.43 g/t Au (at a cut-off of 0.14 g Au/t).

•	At North Bullion (and including a minor contribution from Sweet Hollow and POD), APEX estimates a near surface (pit constrained) sulphide Inferred Mineral Resource of 171,400 troy ounces of gold contained in 2.05 million tonnes at an average grade of 2.6 g/t Au (at a cut-off of 1.25 g/t Au). No mineral resources have previously been reported for the North Bullion deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-12-

•	Also at North Bullion, APEX estimates a deeper (underground) sulphide Inferred Mineral Resource of 587,700 troy ounces of gold contained in 5.55 million tonnes at an average grade of 3.29 g/t Au (at a cut-off of 2.25 g/t Au).

Based upon detailed modelling of the drill information from 503 holes in conjunction with reasonable prospects of future economic extraction, APEX estimates a mineral resource within the mineralized zones comprised of the following:

Classification *	Constraint	Cut-off for Au (g/t)	Tonnage (million metric tonnes)	Au Grade (g/t)	Contained Au** (troy ounces)***
Indicated TOTAL	Oxide - Pit Constrained	0.14	2.92	0.96	90,100
Inferred	Oxide - Pit Constrained	0.14	3.36	0.43	46,600
Inferred	Sulphide - Pit Constrained	1.25	2.05	2.60	171,400
Inferred Subtotal	Pit Constrained Inferred Subtotal	0.14, 1.25	5.42	1.25	218,000
Inferred	Sulphide Underground	2.25	5.55	3.29	587,700
Inferred TOTAL	Pit Constrained and Underground Inferred Total	0.14, 1.25, 2.25	10.97	2.28	805,800

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a $US1,350/ounce of gold optimized pit shell and/or an underground mining scenario utilizing a 2.25 g/t Au lower cutoff.

***Contained troy ounces may not add due to rounding.

Further details regarding the 2017 Maiden North Bullion gold deposit are contained in the NI 43-101 resource report of APEX dated November 3, 2017 (effective date September 15, 2017) entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada USA”, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Pinion Deposit

During the first quarter of 2017, the Company announced assay results from 8,056m of RC and core drilling in 25 holes at the Pinion oxide gold deposit and at new prospects Sentinel and Irene in 2016 (see news release dated February 9, 2017).

Of 12 drill holes located to test Pinion, 11 reported continuous gold values above the cut-off grade of 0.14 g Au/t established in the NI 43-101 Pinion resource estimate announced on March 15, 2016. Highlights included 43.6m of 0.50g Au/t and 49.7m of 0.96g Au/t in PQ size core holes PIN16-01 and -04, respectively, from the Pinion North Zone and 23.3m of 0.79g Au/t and 27.7 of 0.42g Au/t from PQ size core holds PIN 16-05A and -07, respectively, from the Pinion Main Zone. Each of these intercepts are near surface and entirely oxidized and material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV. This drill program also reported 22.9m of 0.42g Au/t at the new Sentinel target, hosted in the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone, indicating the potential for this new target to make a significant contribution to the greater Pinion resource. Mineralization occurs within the footwall of the district-scale, gold-controlling Bullion fault where higher grades have been noted along this fault where crossing structures have focused the gold system.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-13-

At Southwest Pinion, 5 RC holes (PIN16-02, -03, -06, -08, and -10) intersected multiple zones of altered, oxidized to variably reduced, multi-lithic collapse breccia and gold mineralization approximately 120 to 150m on projection from existing drill holes.

2 RC scout holes (PIN16-11 and -12) drilled at Irene, approximately 2.0 km northwest of the Pinion resource, to test beneath an extensive soil anomaly containing gold and Carlin pathfinder elements intersected favorable host rocks but only weak alteration and low level geochemistry.

Currently 3 RC holes (approximately 670m) are underway for the Sentinel Breccia target 350 meters to the north of Pinion to test for extensions to oxide gold mineralization identified by surface rock samples. This target is a hematitic, silicified breccia within the footwall of the north-striking Bullion Fault Zone. In addition, 18 RC and core holes (approximately 2,000m) are in progress at the Pinion deposit.  The holes are infill holes within the current NI 43-101 resource.  The holes are designed to tighten the drill spacing and continue to provide material for on-going metallurgical test work.

Lewis Gold Project

On June 14, 2017, the Company acquired, by way of plan of arrangement, all of the issued and outstanding common shares of Battle Mountain, other than those already owned by the Company, in consideration for a combination of cash and common shares of the Company. See “Corporate Activities” below.

Immediately prior thereto, Battle Mountain acquired the remaining 40% interest in the Lewis Gold Project (which it did not previously own) by making a final $1.55-million cash payment to an arm's-length party; thereby earning a 100% interest in the Lewis Gold Project.

The Lewis Gold Project has been historically mined for high-grade silver, gold, and base metals. Types of mineralization present on the property include intrusion related, sediment-hosted, precious metal skarn and silicified fault/vein. Several major mining companies have explored the property since 1980 and previous work indicates the Virgin target is the target of greatest economic interest to date within the project area. Exploration drilling has outlined a similar geological environment to that underlying the adjacent Phoenix Mine area, including direct on-strike extensions of the Antler Sequence stratigraphy, the Virgin Fault and mineralization styles. The Lewis Gold Project covers approximately 4.8 km of highly prospective ground northward along this structural-stratigraphic corridor.

More than eight mineralized zones are recognized. The best understood Au-Ag systems to date include the Virgin, Buena Vista, Meagher, White-Shiloh and Trinity structural zones, which are open along strike and at depth. The highest Au-Ag grades occur in northerly-trending segments of the mineralized faults and in north-trending fault splays. The involvement of Northwest- and northeast-striking cross-faults are important in localizing high-grade mineralization within the northerly trending target zones.

In 2016, Battle Mountain carried out helicopter-borne magnetic and radiometric surveys; ground based gravity; 1:2000 scale geologic mapping and rock geochemical sampling in the northeastern portion of the project area; completed re-logging of drill core and reverse-circulation drill chips collected by other operators during the years 2003 to 2008; and conducted a multi-element gridded soil geochemistry program in the southwestern portion of the project. This work identified drill targets for a 12-hole diamond-drill program planned to exceed 5,000 meters. On November 10, 2016, Battle Mountain reported assay results from the first two drill holes and on February 21, 2017, Battle Mountain reported results from the third, fourth and fifth holes of the program.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-14-

In October 2017, the Company commenced a US$1.5 million work program to test a variety of targets on the Lewis Gold Project with approximately 4,600m of drilling in 11 holes.  Key highlights of the 2017 program include:

•	Completing core hole BVM16C-03B which was suspended due to adverse weather conditions in January, 2017. The hole was halted in visually-encouraging alteration above the targeted permissive host formations (Antler Sequence).

•	Site MGH-F will test for the down-dip extension of the Phoenix deposit which has the potential for high grade gold-silver deposits in Antler Peak Limestone similar to the adjacent Lower Fortitude deposit.

•	One RC precollar/core tail hole is planned in the Southwest target area to offset by 300 m a 17 m skarn intercept drilled by Barrick Gold grading 5.7 g/t Au (from 776 to 793 m in FWL-30 using a 2.5 g/t cutoff). The bottom of this interval has 4.6 meters of 9 g/t Au and 21 g/t Ag. This hole will also test for Fortitude-style gold mineralization in Antler Peak Limestone. This historic hole has not been verified by the Company and should not be relied upon. It is presented as an indication of the potential mineralization on the Lewis Gold Project and as a guide to future exploration.

•	RC drilling will test for northern, structurally-controlled extensions of the historical Virgin deposit in the footwall of the Virgin fault. The Virgin gold-silver deposit consists of higher grade structures surrounded by low grade disseminated mineralization within a zone measuring about 600 meters long, 120 meters wide and 180 meters deep. RC drilling will test important structural intersections, permissive host rocks and geochemical anomalies that occur along a prominent string of ENE-trending magnetic anomalies.

Exploration Expenditures

During the nine months ended September 30, 2017, the Company incurred $50,218,840 (including acquisition costs of Lewis Gold Project of $35,745,391) in acquisition, and deferred exploration and development costs compared to $13,604,157 for the corresponding nine months ended September 30, 2016. See “Railroad-Pinion Project” and “Lewis Gold Project” under “Overall Performance – Exploration Activities” and “Overall Performance – Corporate Activities” above for a description of the Company’s exploration activities at its Railroad-Pinion Project and the acquisition of the Lewis Gold Project during the first nine months of 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-15-

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs for the nine months ended September 30, 2017 and 2016:

	Railroad-Pinion	Lewis Gold	Total

Nine Months Ended September 30, 2017
Property acquisition and staking Costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	367,986	79,138	447,124
Consulting	1,412,305	65,848	1,478,153
Data analysis	483,593	12,798	496,391
Drilling	6,938,431	—	6,938,431
Environmental and permitting	210,362	—	210,362
Equipment rental	14,009	—	14,009
Geological	936,703	4,362	941,065
Lease payments	781,980	—	781,980
Metallurgy	730,187	—	730,187
Sampling and processing	633,247	1,460	634,707
Site development and reclamation	694,741	2,067	696,808
Supplies	847,555	401	847,956
Travel	2,532	—	2,532
	14,307,375	35,911,465	50,218,840

Railroad-Pinion
$
Nine Months Ended September 30, 2016
Property acquisition and staking costs	27,502
Exploration expenses
Claim maintenance fees	280,492
Consulting	1,118,082
Data Analysis	365,272
Drilling	7,701,334
Geological	505,093
Lease payments	655,713
Metallurgy	295,767
Permits	8,221
Sampling and processing	551,734
Site development	624,997
Supplies	1,403,945
Vehicle	22,842
Travel	43,163

13,604,157

Gold Standard Ventures Corp. – Management Discussion and Analysis	-16-

The total cumulative acquisition and deferred exploration costs of the Company to September 30, 2017 are summarized as follows:

	Railroad-Pinion	Lewis Gold	Total
	$	$	$
Property acquisition and staking costs	17,639,842	35,745,391	53,385,233

Exploration expenses
Assessment/claim fees	1,387,893	79,138	1,467,031
Consulting	9,125,553	65,848	9,191,401
Data analysis/geological	4,200,668	17,160	4,217,828
Drilling/site development	63,177,859	2,468	63,180,327
Environmental	226,467	—	226,467
Lease payments	6,119,214	—	6,119,214
Legal fees for property acquisition	10,412	—	10,412
Metallurgy	1,329,656	—	1,329,656
Sampling and processing	4,487,900	1,460	4,489,360
Travel	471,884	—	471,884
Vehicle	43,163	—	43,163
Cumulative deferred exploration costs at September 30, 2017	108,220,511	35,911,465	144,131,976

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company’s various exploration programs were recovered under the supervision of the Company’s senior geologist and the chain of custody from the drill to sample preparation facility was continuously monitored. The following summarizes the procedures employed by Gold Standard personnel for surface sampling, the handling of core and reverse-circulation cuttings samples and metallurgical testing.

Surface Samples

All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material is inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, NV (or Vancouver, B.C.) or Bureau Veritas’ certified laboratory in Sparks, NV for geochemical analysis. Samples are crushed and pulverized and for gold assay, 30g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-17-

Core Samples

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, NV office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.

•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.

•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.

•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in their original core boxes.

•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses are completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, NV sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, NV or Vancouver, B.C. for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, NV sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, NV or Vancouver, B.C. for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-18-

Reverse-circulation drill samples

Reverse-circulation drill samples are collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples are picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, NV. Samples submitted to either ALS or Bureau Veritas utilize the same preparation and analytical procedures as described above for core samples.

Samples submitted to ALS are logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples are shipped to Reno, NV or Vancouver, B.C. for geochemical analysis. Pulp samples are analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples are also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, NV or Vancouver, B.C. for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Assay Check (Umpire) Program

For the Dark Star comprehensive assay check (umpire) program, all original sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining core retained in the original core box. A pulp-blank or certified reference material was inserted approximately every tenth sample. The Dark Star core samples were originally delivered to Bureau Veritas’ preparation facility in Elko, NV. The samples were crushed, pulverized and sample pulps shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, B.C. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

For the check assay program, original pulps were delivered to ALS’ certified lab in Sparks, NV, where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (Au-AA23 method and the Au-GRA21 method for those samples that were over 10 g Au/t requiring a gravimetric finish). Following the ALS fire assays, the original sample pulps from mineralized zones in DS15-10, DS16-03B and DS16-08 were shipped to SGS certified lab in Burnaby, B.C. where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (FAA313 method and the FAG303 method for those samples that were over 10 g Au/t requiring a gravimetric finish). See “Overall Performance – Exploration Activities – Railroad-Pinion Project - 2017 Exploration Program – North Dark Star and Main Dark Star Deposits”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-19-

Gold Standard’s disclosure of check assay data has been reviewed and approved by Phillip J. Allen, geochemical consultant to Gold Standard, and Gary Simmons, metallurgical consultant to Gold Standard, both “qualified persons” under the definition of NI 43-101. Mr. Simmons is a Qualified Professional Member of the Mining and Metallurgical Society of America with special expertise in Metallurgy, QP Member Number 101013.

Dark Star Column Tests

All sampling was conducted under the supervision of the Company’s senior geologists and the Company’s metallurgical consultant Gary Simmons. The chain of custody from GSV’s Elko office to the sample preparation facility was continuously monitored. Sample pulps were delivered to ALS’ preparation facility in Elko, NV and shipped to ALS’ certified laboratory in Vancouver, B.C. Cyanide soluble assays were determined by the Au-AA13s method. Quality control and assurance and data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Data obtained from this sampling was utilized to select core intervals for the bottle roll and column leach testing at Kappes Cassiday and Associates (“KCA”) in Reno, NV. All metallurgical sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the Company’s Elko office to KCA’ sample preparation and testing facility in Reno, NV was continuously monitored. Upon receipt, KCA weighed, photographed, and assigned unique sample numbers for testing the material received. During test work, all samples remained under the supervision of KCA and results were assayed and check assayed during testing procedures. Lab assays were conducted by KCA, with three analysis completed on column head and tail samples. Original head assays were performed at ALS, Reno, NV. During all stages of analysis appropriate standards and blanks were inserted by both GSV geologists and laboratory staff. As part of the quality control and assurance all final results were verified and checked by both KCA and Gary Simmons.

The above-noted sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to ensure that the results disclosed are accurate within scientific limitations and are not misleading. Going forward the Company will routinely conduct third-party check assays on 5 to 10 percent of its drill samples.

See “Sample Preparation, Analysis and Security”, “Data Verification” and “Analytical Data (Quality Assurance and Quality Control Program)” in Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” of the 2016 AIF for further details regarding the Company’s security, data verification and QA/QC procedures.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Further details regarding the Company’s Railroad-Pinion Project and the results of the Company’s recent exploration work thereon are contained in the 2016 AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. See “Other MD&A Requirements” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-20-

Corporate Activities

On June 14, 2017, the Company acquired, by way of statutory plan of arrangement (the “Arrangement”), all of the issued and outstanding common shares of Battle Mountain, other than those already owned by the Company, in consideration for 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held. In total, the Company issued 9,352,320 common shares at an aggregate value of $24,970,694 and made cash payments of $3,956,656 to the shareholders of Battle Mountain. Excluding certain Battle Mountain options that were cancelled, the Company also issued 218,700 replacement warrants and 153,089 replacement options in exchange for outstanding Battle Mountain options and warrants.

As a result of the Arrangement, the Company now owns, indirectly through Battle Mountain as a wholly-owned subsidiary, a 100% undivided interest in and to the Lewis Gold Project, subject to certain underlying royalties. See “Overall Performance” above.

The Arrangement was a “related party transaction” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) for Gold Standard due to the Company owning approximately 25.14% of the issued and outstanding shares of Battle Mountain immediately prior to the Arrangement. Gold Standard relied on the exemptions from a formal valuation and majority of the minority shareholder approval requirements under MI 61-101, as the fair market value of the Arrangement was less than 25% of Gold Standard’s market capitalization. See “Related Party Transactions” below.

In June 2017, the Company appointed Glenn Kumoi as Vice President - General Counsel and Corporate Secretary and granted 325,000 stock options to Mr. Kumoi with an exercise price of $2.24 per share for a period of 5 years. In conjunction therewith, Richard Silas resigned as Corporate Secretary and received, indirectly through a privately controlled company, a termination payment totalling $384,902 (of which $122,882 was paid on October 20, 2017) in accordance with the terms and conditions of his consulting agreement with the Company.

In August 2017, the Company granted 2,540,140 stock options to certain officers, directors, employees and consultants with an exercise price of $2.12 per option, 2,455,540 of these stock options are exercisable for a period of 5 years while the remaining 84,600 stock options are exercisable for a period of 1 year.

On September 12, 2017, the Company held an annual general and special meeting of its shareholders (the “2017 AGM”) and approved, inter alia, a new shareholder rights plan and a new restricted share unit award plan for the Company.

The new shareholders rights plan (the “Rights Plan”) is designed to prevent, to the extent possible, a creeping takeover bid of the Company. On May 9, 2016, the Canadian Securities Administrators adopted new takeover bid rules in National Instrument 62-104 Take-Over Bids and Issuer Bids but did not address the issue of creeping takeover bids where the acquisition of effective control of a corporation occurs through a number of share purchases over time. Under current securities legislation, an offeror may obtain control or effective control of a corporation by way of a creeping takeover bid without paying full value, without obtaining shareholder approval and without treating all shareholders equally. After considering the new takeover bid rules, the Board of Directors determined that it was advisable for the Company to adopt a new form of shareholder rights plan to discourage coercive or unfair creeping takeover bids by creating significant potential dilution of any shares which may be acquired or held by a takeover acquiror if such shares are not acquired in a manner permitted by the Rights Plan. Further details regarding the Rights Plan are contained in the Company’s notice of annual general and special meeting of shareholders and management information circular, both dated August 1, 2017, prepared by the Company in connection with the 2017 AGM (together the “2017 Circular”), copies of which are available for review on SEDAR and EDGAR.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-21-

In an effort to promote the alignment of directors, officers and employees’ interests with those of the Company’s shareholders, and to assist the Company in attracting, retaining and motivating its directors, officers and employees, the Board also adopted a new restricted share unit award plan (the “RSU Plan”) for directors, officers and employees of the Company. Under the RSU Plan, to be administered by the Company’s compensation committee, eligible directors, officers and employees of the Company may be awarded restricted share units (each a “Restricted Award”) from time to time at the discretion of the compensation committee. Each Restricted Award confers on the holder the right to receive, subject to adjustment, one common share of the Company from treasury upon the completion of certain conditions during such periods (typically vesting over three years) as the compensation committee shall establish. The maximum number of common shares that may be issuable pursuant to the RSU Plan is 5,000,000, representing approximately 2.2% of the Company’s currently outstanding common shares. In addition, the aggregate number of common shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Company’s stock option plan, shall not exceed 10% of the Company’s outstanding shares. Restricted Awards will not be considered shares nor entitle any award participant to any rights as a shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out in the RSU Plan) or rights on liquidation. Further details regarding the RSU Plan are contained in the 2017 Circular available for review on SEDAR and EDGAR.

Immediately following the 2017 AGM, Alex Morrison and Zara Boldt were appointed directors of the Company and each was granted 300,000 stock options at an exercise price of $2.25 per share for a period of 5 years. In conjunction therewith, Richard Silas resigned as director of the Company.

As at September 30, 2017, the Company had a cash position of $30,829,019 and working capital of $29,899,179. See “Liquidity, Financial Position and Capital Resources” below.

On October 11, 2017, the Company was approved for listing and commenced trading on the Toronto Stock Exchange (“TSX”) under its current symbol of “GSV”.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s Financial Statements for the three and nine months ended September 30, 2017 and 2016:

	For the three months ended September 30,		For the nine months ended September 30,
	2017 $	2016 $	2017 $	2016 $
Interest income	76,264	48,172	248,989	121,100
General and administrative expenses	(4,413,959)	(2,395,208)	(8,159,331)	(6,356,794)
Loss and comprehensive loss	(4,395,238)	(2,586,646)	(8,571,340)	(6,515,857)
Basic and diluted loss per common share	(0.02)	(0.01)	(0.04)	(0.03)
Working capital	29,899,179	24,049,934	29,899,179	24,049,934
Exploration and evaluation assets	144,131,976	88,287,131	144,131,976	88,287,131
Total assets	177,499,356	122,811,302	177,499,356	122,811,302
Total liabilities	2,021,341	2,969,105	2,021,341	2,969,105

Gold Standard Ventures Corp. – Management Discussion and Analysis	-22-

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. At September 30, 2017, the Company had not yet achieved profitable operations and has accumulated losses of $51,019,016 (December 31, 2016 - $42,826,554) since inception. These losses resulted in a net loss per share (basic and diluted) for the nine months ended September 30, 2017 of $0.04 (September 30, 2016 - $0.03).

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the nine months ended September 30, 2017 totalled $8,159,331 (September 30, 2016 - $6,356,794).

The following tables detail changes in major expenditures between the three months ended September 30, 2017 and September 30, 2016:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $472,320	Increased due to hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary.
Property investigation	Decrease of $132,121	Higher 2016 expenses associated with due diligence and investigation of Lewis Gold Project. The Company subsequently acquired the Lewis Gold Project in 2017.
Regulatory and shareholders service	Increase of $101,313	Increased Canadian filings fees due to substantial increase in market capitalization and a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain.
Share-based compensation	Increase of $712,158	Increased as more stock options granted during the current quarter.

The following tables detail changes in major expenditures between the nine months ended September 30, 2017 and September 30, 2016:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $370,204	Decreased as the Company reduced the number of consultants for developing marketing and financial strategies in North America.
Insurance	Increase of $117,131	Increased as the Company increased its D&O insurance policy coverage in response to its higher market capitalization.
Management fees	Increase of $324,861	Increased due to hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-23-

Expenses	Increase / Decrease in Expenses	Explanation for Change
Professional fees	Increase of $139,808	Increased due to fees related to new lease agreements, lease amendments and increase in corporate activities.
Property investigation	Decrease of $241,056	Higher 2016 expenses associated with due diligence and investigation of Lewis Gold Project. The Company subsequently acquired the Lewis Gold Project in 2017.
Regulatory and shareholders service	Increase of $227,379	Increased Canadian filings fees due to substantial increase in market capitalization and a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain.
Share-based compensation	Increase of $935,304	Increased as more stock options granted during the current period.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	$	$	$	$
Interest income	76,264	89,556	83,169	55,632
Loss and comprehensive loss	(4,395,238)	(2,705,640)	(1,470,462)	(2,949,271)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.02)
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
	$	$	$	$
Interest income	48,172	56,444	16,484	14,639
Loss and comprehensive loss	(2,586,646)	(1,911,669)	(2,017,542)	(2,580,792)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

Variances quarter over quarter can be explained as follows:

•	In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.

•	In the quarters ended December 31, 2015, June 30, 2016, September 30, 2016, June 30, 2017, and September 30, 2017 stock options were granted to various directors, officers, employees and consultants. These grants resulted in share-based compensation expenses of $1,620,501, $197,183, $1,127,338, $420,329, and $1,839,496, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•	In the quarters ended March 31, 2016, June 30, 2016, March 31, 2017, June 30, 2017, and September 30, 2017, the Company recorded a foreign exchange loss of $478,221, $209,572, $171,187, $302,040, and $496,327, respectively, due to the weakening of the U.S. dollar.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-24-

•	In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at its Pinion, Dark Star, North Bullion and Railroad Deposits (see “Overall Performance – Exploration Activities” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at September 30, 2017 and December 31, 2016, the Company’s liquidity and capital resources were as follows:

	September 30, 2017	December 31, 2016
	$	$
Cash	30,829,019	53,611,061
Receivables	89,844	229,745
Prepaid expenses	554,622	302,730
Held for trading investments	447,035	-
Total current assets	31,920,520	54,143,536
Payables and accrued liabilities	2,021,341	1,502,694
Working capital	29,899,179	52,640,842

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at September 30, 2017, the Company had a cash position of $30,829,019 (December 31, 2016 - $53,611,061) derived from the net proceeds of the February and October 2016 private placements (see “Use of Proceeds from 2016 Private Placements” below) and the exercise of stock options and warrants. As at September 30, 2017, the Company’s working capital was $29,899,179 (December 31, 2016 – $52,640,842).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Currently, the Company’s burn rate for general and administrative expenses is approximately $544,000 per month. In addition, the Company’s estimated annual holding costs to maintain the Railroad-Pinion Project and Lewis Gold Project in good standing are approximately US$1,225,000 and US$149,000, respectively. See “Overall Performance”. Management believes it currently has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 8 to 12 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion and Lewis Gold Projects and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-25-

Use of Proceeds from 2016 Private Placements

In February 2016, the Company completed a private placement with Goldcorp Inc. (TSX/NYSE: G) (“Goldcorp”) and a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OCG) (“OceanaGold”) pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,308,914, net of finders’ fees and expenses of $1,623,017.

In October 2016, the Company completed a private placement with various parties, including Goldcorp, pursuant to which the Company sold 12,036,436 common shares at $3.17 per share for net proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

The net proceeds from the February 2016 and October 2016 private placements (together the “2016 Private Placements”) are being used to advance the Company’s Railroad-Pinion and Lewis Gold Projects including the 2017 exploration programs thereon, acquire certain royalty interests over and additional lands in close proximity to the Railroad-Pinion Project and for general corporate and working capital purposes. See “Overall Performance - Exploration Activities” and “Liquidity, Financial Position and Capital Resources” above.

The Company also utilized a portion of the net proceeds from the 2016 Private Placements to fund the cash portion of the purchase price for Battle Mountain under the Arrangement. See “Overall Performance – Corporate Activities” above.

The following is a summary of the Company’s use of proceeds from the 2016 Private Placements as at September 30, 2017:

$
Cash balance, December 31, 2015	10,121,153
Net Proceeds from February 2016 Financing	28,308,914
Net Proceeds from October 2016 Financing	36,349,109
Investment in Battle Mountain	(7,467,050)
Exploration and evaluation assets expenditures	(33,982,468)
General corporate activities	(15,020,476)
Proceeds from exercise of options and warrants	12,519,837
Cash balance, September 30, 2017	30,829,019

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-26-

Commitments

As at the date of this MD&A, the Company has the following commitments:

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

b)	The Company has a lease agreement for a property in Elko, NV expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

c)	The Company has two separate consulting agreements with an officer and an officer and director of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $2,075,428 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,113,142 in the event of termination following a change in control of the Company.

d)	The Company has two separate employment agreements with certain key employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. The employment agreements provide for a two year payout totalling, on a collective basis, approximately US$1,256,505 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

e)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. The employment agreement provides for a two year payout totalling approximately $782,000 (including discretionary bonuses in the first year, of no less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

f)	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of 2017 are approximately US$555,000 as at September 30, 2017. See Item 5 “General Development of the Business – Mineral Property” and Item 7 “Material Mineral Project – Railroad-Pinion Project, Elko County, Nevada” of the 2016 AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

g)	The Company’s estimated exploration and evaluation assets obligations, work commitments, and tax levies for the remainder of 2017 for the Lewis Gold Project are approximately US$86,000 as at September 30, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-27-

There were no material changes during the interim period ended September 30, 2017 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations under the heading “Commitments” in the 2016 Annual MD&A, save and except as follows:

Contractual Obligations	Payments Due by Period
	Total	Remainder of 2017	2018 to 2019	2020 to 2021	After 2021
	$	$	$	$	$
Office Leases	862,285	57,573	398,288	306,584	99,840
Consulting Agreements [1,3]	2,588,250	152,250	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,047,120	179,242	1,433,939	1,433,939	Ongoing
Mining leases and agreements[5,6]	12,346,464	799,968	6,103,968	5,442,528	Ongoing

1	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.

2	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.

3	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years and reflects the resignation of Richard Silas as Corporate Secretary of the Company in June 2017. See “Overall Performance – Corporate Activities” above.

4	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years and includes the appointment of Glenn Kumoi as Vice President - General Counsel and Corporate Secretary of the Company in June, 2017. See “Overall Performance – Corporate Activities” above.

5	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on September 29, 2017 of US$1.00 = C$1.2480.

6	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the nine months ended September 30, 2017, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

•	Incurred management fees (including discretionary bonus in the prior period) of $330,000 (September 30, 2016 - $374,400) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company.

•	Incurred administrative management fees and termination payment (including discretionary bonus in the prior period) of $451,902 (September 30, 2016 - $157,613) to a company controlled by Richard Silas, a former director and Corporate Secretary of the Company. As at September 30, 2017, $122,882 (December 31, 2016 - $1,858) was included in accounts payable and accrued liabilities. See also “Overall Performance – Corporate Activities” for details of the termination payment made to Mr. Silas.

•	Incurred financial management fees (including discretionary bonus in the prior period) of $126,750 (September 30, 2016 - $179,363) and professional fees of $13,500 (September 30, 2016 - $nil) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-28-

•	Incurred administrative management fees (including signing bonus) of $90,685 (September 30, 2016 - $nil) to Glenn Kumoi, Vice President General Counsel and Corporate Secretary of the Company.

•	Incurred salary of $219,593 (September 30, 2016 - $210,261), of which $186,654 (September 30, 2016 - $178,722) was recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company.

•	Incurred directors fees of $35,400 (September 30, 2016 - $27,000) to a company controlled by Robert McLeod, a director of the Company.

•	Incurred directors fees of $31,500 (September 30, 2016 - $nil) to Bruce McLeod, a director of the Company. As at September 30, 2017, $nil (December 31, 2016 - $423) was included in accounts payable and accrued liabilities.

•	Incurred directors fees of $nil (September 30, 2016 - $18,000) to David Morrell Cole, a former director of the Company.

•	Incurred directors fees of $10,800 (September 30, 2016 - $nil) to William E. Threlkeld, a director of the Company.

•	Incurred directors fees of $27,000 (September 30, 2016 - $27,000) and consulting fees of $nil (September 30, 2016 - $30,570) to a company controlled by Jamie Strauss, a director of the Company. As at September 30, 2017, $891 (December 31, 2016 - $nil) was included in accounts payable and accrued liabilities.

•	Accrued directors fees of $2,100 (September 30, 2016 - $nil) to Zara Boldt, a director of the Company. As at September 30, 2017, $2,100 (December 31, 2016 - $nil) was included in accounts payable and accrued liabilities.

•	Accrued directors fees of $2,100 (September 30, 2016 - $nil) to Alex Morrison, a director of the Company. As at September 30, 2017, $2,100 (December 31, 2016 - $nil) was included in accounts payable and accrued liabilities.

•	On February 12, 2016, OceanaGold exercised its existing equity participation right in connection with the February 2016 private placement to increase its then equity ownership interest in the Company to 19.9% by purchasing 13,831,931 common shares at a price of $1.00 per share for a total of $13,831,931. OceanaGold’s participation in the February 2016 private placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of November 14, 2017, OceanaGold beneficially owns and/or exercises control or direction over a total of 36,802,652 common shares or approximately 15.76% of the issued and outstanding common shares of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-29-

•	On October 28, 2016, Goldcorp exercised its existing equity participation right in connection with the October 2016 private placement to acquire an additional 12,036,436 common shares of the Company at a price of $3.17 per share for an aggregate purchase price of $15,000,003. Goldcorp’s participation in the October 2016 private placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by Goldcorp and available for review at www.sedi.ca, as of November 14, 2017, Goldcorp owns and/or exercises control or direction over a total of 22,903,362 Common Shares or approximately 9.81% of the issued and outstanding Common Shares of the Company.

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2017	2016
	$	$
Management fees	1,108,237	783,376
Consulting fees	-	30,570
Professional fees	13,500	-
Exploration and evaluation assets expenditures	186,654	178,722
Wages and salaries	32,939	31,539
Share-based compensation	1,660,324	755,153
	3,001,654	1,779,360

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

During the nine months ended September 30, 2017, the Company completed the Arrangement with Battle Mountain to acquire all of the issued and outstanding shares of Battle Mountain (other than those already owned by the Company). In conjunction therewith, the Company had advanced to Battle Mountain a loan of $1.55 million (the “Loan”) to replace the amount paid by Battle Mountain to acquire the remaining 40% interest in the Lewis Gold Project. See “Overall Performance – Corporate Activities” above.

The Arrangement and the Loan each constituted a “related party transaction” (as defined in MI 61-101) for the Company and the Company relied on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101 on the basis that the fair market values of the Arrangement and the Loan were each less than 25% of the Company’s then market capitalization.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-30-

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion and Lewis Gold Projects are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s Railroad-Pinion and Lewis Gold Projects have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the “SEC”), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-31-

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2016 and expects to be a passive foreign investment company for the taxable year ending December 31, 2017. The Company will be providing QEF information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2016 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts, and valuation of investment in associated company.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-32-

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of held for trading investment

To value the held for trading investment, management obtains publicly available financial information to estimate the fair value of the investments.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the nine months ended September 30, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-33-

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investment, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and held for trading investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2017, the Company had a net monetary asset position of approximately US$13,434,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $134,300.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-34-

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at November 14, 2017, the Company has 233,496,671 outstanding common shares and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.79	1,327,000	1,327,000	March 18, 2018
0.76	787,000	787,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	745,000	745,000	September 12, 2019
0.73	2,350,000	2,350,000	November 27, 2020
2.14	110,000	110,000	June 21, 2021
3.16	522,500	522,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,455,540	818,513	August 1, 2022
2.25	600,000	200,000	September 12, 2022
	9,306,640	7,269,613

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 6 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health and safety committee, corporate governance and nomination committee, and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of 3 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. The Company’s health and safety committee is comprised of 1 director, who is independent of management, the VP General Counsel & Corporate Secretary and the Company’s Senior Development Geologist.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-35-

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at September 30, 2017 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the nine months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully Sarbanes-Oxley (“SOX”) compliant. Effective fiscal 2018, the Company will be required to be fully compliant with SOX. The Company is currently in the process of ensuring that it will be fully compliant with SOX.

Gold Standard Ventures Corp. – Management Discussion and Analysis	-36-

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 30, 2017 for the year ended December 31, 2016;

•	the Company’s audited consolidated financial statements for the year ended December 31, 2016;

•	the Company’s annual MD&A for the year ended December 31, 2016; and

•	the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2017.

This MD&A has been approved by the Board effective November 14, 2017.

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